UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Crucible Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

22877P 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22877P 108
1.	Names of Reporting Persons Foundry Crucible I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Foundry Crucible I, LLC (the “Sponsor”), Foundry Group Next 2018, L.P. (“2018 LP”), FG Next GP 2018, LLC (“2018 LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 6,368,750 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”) held by the Sponsor. Shares of Class B Common Stock are convertible to shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”) on a 1:1 basis at the option of the holder.

(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 22877P 108
1.	Names of Reporting Persons Foundry Group Next 2018, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of shares of the Issuer’s Class B Common Stock held by the Sponsor, which are convertible to Class A Common Stock on a 1:1 basis at the option of the holder. 2018 LP is the managing member of the Sponsor and, accordingly, may be deemed to share voting and dispositive power with respect to such shares and be deemed to beneficially own such shares.

(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 22877P 108
1.	Names of Reporting Persons FG Next GP 2018, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of shares of the Issuer’s Class B Common Stock held by the Sponsor, which are convertible to Class A Common Stock on a 1:1 basis at the option of the holder. 2018 LLC is the general partner of 2018 LP and, accordingly, may be deemed to share voting and dispositive power with respect to such shares and be deemed to beneficially own such shares.

(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 22877P 108
1.	Names of Reporting Persons Bradley A. Feld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of shares of the Issuer’s Class B Common Stock held by the Sponsor, which are convertible to Class A Common Stock on a 1:1 basis at the option of the holder. The Managing Members are the manging members of 2018 LLC and, accordingly, may be deemed to share voting and dispositive power with respect to such shares and be deemed to beneficially own such shares.

(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 22877P 108
1.	Names of Reporting Persons Seth Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares of the Issuer’s Class B Common Stock held by the Sponsor, which are convertible to Class A Common Stock on a 1:1 basis at the option of the holder. The Managing Members are the manging members of 2018 LLC and, accordingly, may be deemed to share voting and dispositive power with respect to such shares and be deemed to beneficially own such shares.
(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 22877P 108
1.	Names of Reporting Persons Ryan A. McIntyre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,368,750 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,368,750 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,368,750 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.8% of Class A Common Stock (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of shares of the Issuer’s Class B Common Stock held by the Sponsor, which are convertible to Class A Common Stock on a 1:1 basis at the option of the holder. The Managing Members are the manging members of 2018 LLC and, accordingly, may be deemed to share voting and dispositive power with respect to such shares and be deemed to beneficially own such shares.
(3)	The ownership percentage is based on a total of 32,243,750 shares of Class A Common Stock outstanding, which is the sum of (i) 25,875,000 shares of Class A Common Stock outstanding as of as of February 4, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, and (ii) the 6,368,750 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in this Report, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 1.

	(a)	Name of Issuer Crucible Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices 700 Front St., Suite 104 Louisville, Colorado 80027

Item 2.

(a)

Name of Person Filing

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons:

1. Foundry Crucible I, LLC

2. Foundry Group Next 2018, L.P.

3. FG Next GP 2018, LLC

4. Bradley A. Feld

5. Seth Levine

6. Ryan A. McIntyre

	(b)	Address of Principal Business Office or, if none, Residence 645 Walnut Street Boulder, CO 80302
	(c)	Citizenship See Row 4 of cover page for each Reporting Person.
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 22877P 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Foundry Crucible I, LLC

By:	Foundry Group Next 2018, L.P.
Its	Managing Member

By:	FG Next GP 2018, LLC
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

Foundry Group Next 2018, L.P.

By:	FG Next GP 2018, LLC
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

FG Next GP 2018, LLC

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of Crucible Acquisition Corp. is filed on behalf of each of us.

Dated: February 14, 2022

Foundry Crucible I, LLC

By:	Foundry Group Next 2018, L.P.
Its	Managing Member

By:	FG Next GP 2018, LLC
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

Foundry Group Next 2018, L.P.

By:	FG Next GP 2018, LLC
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

FG Next GP 2018, LLC

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre